March 27, 2017

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Nicholas P. Panos

Re:	Consolidated-Tomoka Land Co. ("the Company") Definitive Proxy Statement on Schedule 14A DEFC14A filing made on March 27, 2017 by Wintergreen Advisers, LLC et al. File Number: 001-11350

Dear Mr. Panos:
Pursuant to the oral comments received on the telephone conversation on March 27, 2017 on which you and Steven Graff and Elizabeth Cohernour from Wintergreen were present, Wintergreen has made the following amendments to the Proxy Statement:
1.	Wintergreen has indicated on pages 4 and 6 that the Proxy Statement and Proxy Card will be furnished to shareholders on or about March 28, 2017.
2.
The eleventh sentence in the fourth paragraph on page 6 has been revised to read: "If Wintergreen Advisers, LLC was interested in selling the Wintergreen Funds' Common Stock of the Company, it would have followed up on the Company's repeated interest in repurchasing, at a mutually agreeable price, the Common Stock held by the Wintergreen Funds."

3.
The first bullet point on page 16 has been revised to read: "On December 15, 2016, the Company informed Wintergreen that the Board had decided that Wintergreen's director-nominees 'will not be voted on at the Annual Meeting.' The Company also indicated a willingness to repurchase all or a significant portion of the shares owned by Wintergreen at a mutually agreeable price."

4.
The third bullet point on page 16 has been revised to read: "On January 10, 2017, the Company sent a one-page response to Wintergreen's December 29, 2016 indicating it still did not intend to allow Company shareholders to vote on the Wintergreen Nominees. The Company again indicated a willingness to repurchase all or a significant portion of the shares owned by Wintergreen at a mutually agreeable price."

In addition, as requested, Wintergreen will file via EDGARLink a cumulative redline version of the Proxy Statement which shows all of the changes that have been made since our initial filing.
Please do not hesitate to contact me at (973) 263-2603 or liz@wintergreen.com should you have any questions or comments.
Very truly yours, Elizabeth N. Cohernour